Exhibit 99.1

MU FINANCE PLC

Second Quarter and Year to Date Results

Fiscal Year Ending 30 June 2013

19 February 2013

CONSOLIDATED FINANCIAL STATEMENTS

The summary financial information provided overleaf has been derived from the unaudited interim consolidated financial report of the Red Football Limited group (RFL or the Company) as at and for the three month period ended 31 December 2012 and 2011 and the unaudited interim consolidated financial report as at and for the six month period ended 31 December 2012 and 2011, each of which has been prepared in accordance with International Financial Reporting Standards (IFRS) using the same accounting principles and on the same basis. Our interim results are not necessarily indicative of results to be expected for the full year.

Note

The interim consolidated financial information for the three and six months ended 31 December 2011 has been restated to reflect a tax credit of £21,270,000 being the recognition of a deferred tax asset in respect of previously unrecognised tax losses. As a result the tax expense for the three months ended 31 December 2011 of £8,593,000, as previously reported, has reduced and become a tax credit of £12,677,000, the tax expense for the six months ended 31 December 2011 of £9,115,000, as previously reported, has reduced and become a tax credit of £12,155,000 and the deferred tax liability of £51,589,000, as previously reported, has reduced to £30,319,000.

CONSOLIDATED INCOME STATEMENT - UNAUDITED

	Three months ended 31 December		Six months ended 31 December
(£ thousands)	2011(1)	2012	2011(1)	2012
Commercial revenue	27,646	35,514	62,206	78,544
Broadcasting revenue	37,686	39,508	59,571	53,230
Matchday revenue	35,946	35,034	53,283	54,598
Group revenue	101,278	110,056	175,060	186,372

Staff costs	(38,692)	(44,214)	(76,520)	(84,486)
Other operating expenses	(17,666)	(15,662)	(34,331)	(35,363)
Operating profit before depreciation, amortisation of, and profit on disposal of, players’ registrations (‘EBITDA pre exceptional costs’)	44,920	50,180	64,209	66,523

Depreciation	(1,721)	(1,852)	(3,560)	(3,769)
Amortisation of players’ registrations	(9,926)	(10,660)	(20,020)	(20,483)
Operating expenses—exceptional costs	(2,026)	—	(2,026)	—
Operating profit before profit on disposal of players’ registrations	31,247	37,668	38,603	42,271
Profit on disposal of players’ registrations	206	687	5,830	5,505
Operating profit	31,453	38,355	44,433	47,776
Net interest payable on loans and senior secured notes	(10,208)	(9,954)	(20,267)	(19,804)
Premium on repurchase of senior secured notes	(280)	—	(2,180)	(5,244)
Unrealised fx (losses)/gains on dollar denominated senior secured notes	(1,169)	1,165	(7,421)	8,809
Amortisation of issue discount and debt issue/finance costs	(582)	(495)	(1,385)	(3,567)
Fair value movement on derivative financial instruments	(10)	73	(331)	57
Net finance costs	(12,249)	(9,211)	(31,584)	(19,749)
Profit on ordinary activities before tax	19,204	29,144	12,849	28,027
Tax	12,677	(9,662)	12,155	(9,763)
Profit on ordinary activities after tax	31,881	19,482	25,004	18,264

Attributable to:
Owners of the Company	31,777	19,395	24,852	18,095
Non-controlling interests	104	87	152	169
	31,881	19,482	25,004	18,264

(1) As restated, see note on page 2

CONSOLIDATED STATEMENT OF FINANCIAL POSITION - UNAUDITED

		At 31 December
(£ thousands)	Note	2011(1)	2012

Property, plant and equipment		244,537	253,609
Investment property		14,245	14,140
Intangible assets—goodwill		421,453	421,453
Intangible assets—players’ registrations		109,864	125,945
Non-current trade and other receivables	1	13,000	1,500
Non-current tax receivable		2,500	—
Non-current assets		805,599	816,647

Current assets—other	1	666,108	675,274
Current assets — cash and cash equivalents		50,900	66,625
Current liabilities	2	(196,726)	(244,404)
Net current assets		520,282	497,495

Total assets less current liabilities		1,325,881	1,314,142
Non-current liabilities	3	(489,638)	(405,927)
Net assets		836,243	908,215

Equity attributable to owners of the Company		838,421	910,049
Non-controlling interests		(2,178)	(1,834)
Equity		836,243	908,215

(1) As restated, see note on page 2

CONSOLIDATED STATEMENT OF CASH FLOWS  — UNAUDITED

	Three months ended 31 December		Six months ended 31 December
(£ thousands)	2011	2012	2011	2012

EBITDA pre exceptional costs	44,920	50,180	64,209	66,523

Movement in working capital	(47,665)	(23,664)	(44,473)	(6,240)

Net cash (outflow)/inflow from operating activities	(2,745)	26,516	19,736	60,283

Net interest paid	(3,595)	(3,359)	(24,573)	(27,777)
Tax received/(paid)	2	802	(3,210)	600

Net cash outflow from player capital expenditure	(848)	(2,362)	(47,916)	(31,895)
Net cash outflow from general capital expenditure	(1,630)	(5,942)	(15,405)	(9,338)

Net change in borrowings	(5,251)	(92)	(28,377)	(62,796)
Capital contribution from parent undertaking	—	—	—	68,404
Loan to parent undertaking	—	(1,459)	—	(1,459)
Net (decrease)/increase in cash and cash equivalents	(14,067)	14,104	(99,745)	(3,978)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED

1. Current assets - other

	At 31 December
(£ thousands)	2011	2012

Derivative financial instruments	239	161
Net trade receivables	14,012	22,775
Amounts owed by parent undertaking	618,385	610,643
Other receivables	10,009	267
Prepayments and accrued income	36,463	40,428
Current tax receivable	—	2,500
	679,108	676,774
Less: non-current portion:
Trade receivables	(3,000)	(1,500)
Other receivables	(10,000)	—
	666,108	675,274

2. Current liabilities

	At 31 December
(£ thousands)	2011	2012

Derivative financial instruments	1,734	60
Borrowings	16,148	17,625
Trade payables	11,941	24,285
Amounts owed to parent undertakings	40,305	27,891
Current tax liabilities	1,127	1,128
Social security and other taxes	6,207	10,125
Other payables	5,169	5,091
Accruals	23,802	26,049
Deferred revenue	89,860	131,712
Provisions	433	438
	196,726	244,404

3. Non-current liabilities

	At 31 December
(£ thousands)	2011(1)	2012

Derivative financial instruments	—	1,629
Borrowings	422,802	349,005
Trade payables	4,253	7,639
Other payables	16,758	13,447
Deferred revenue	13,862	4,888
Provisions	1,644	1,158
Deferred tax liabilities	30,319	28,161
	489,638	405,927

(1) As restated, see note on page 2